Filed Pursuant to Rule 424(b)(4)
Registration No. 333-99283

PROSPECTUS

266,148 Shares

NetRatings, Inc.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of common stock of NetRatings, Inc. (“us” or “we”) which are held by fourteen of our stockholders. On August 5, 2002, we entered into a share purchase agreement with the holders of a majority of the outstanding stock of NetValue, S.A., a publicly traded French company, under which we issued to certain of those holders an aggregate of 266,148 shares of our common stock and paid the holders a total of approximately $7.7 million in cash in exchange for all of the shares of NetValue held by such holders. We will receive no part of the proceeds of any sale made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them. None of the shares offered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

Our common stock is quoted on the Nasdaq National Market under the symbol “NTRT.” On October 28, 2002, the last reported sale price of our common stock was $5.19.

Investing in our common stock involves a high degree of risk. Please see “ Risk Factors That May Affect Our Performance” beginning on page 3.

THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 29, 2002

We have not authorized any dealer, sales person or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which such action is unlawful. The information in this prospectus is current and accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

We are not making any representation to any purchase of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. Information in this prospectus should not be considered legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered in this offering, our financial statements and notes thereto incorporated by reference in this prospectus.

Our Business

We provide technology-driven Internet audience information solutions for media and commerce. Our products and services enable our customers to make informed business-critical decisions regarding their Internet strategies. We deliver accurate and timely information about Internet user behavior, collected directly and automatically from representative samples of Internet users throughout the world, and augment this information with detailed, flexible reporting and in-depth analysis. Our customers include leading advertising agencies, media companies, financial services institutions, e-commerce companies and traditional marketers requiring analysis of the online environment.

We have formed strategic relationships with Nielsen Media Research, the leading source of television audience measurement and related services in the United States, the ACNielsen Corporation, a leading global provider of market research information and analysis, and DoubleClick Inc., a leading provider of marketing tools for advertising, direct marketers and web publishers. We believe that these relationships enable us to offer the most accurate and globally comprehensive Internet audience information currently available. Our proprietary activity tracking and data collection technology gathers comprehensive and detailed information regarding Internet user behavior, including information regarding site visits, advertising exposure and responses,  e-commerce transactions and streaming media usage. We believe that our Internet sampling methodologies, our real-time data collection technology, our powerful, flexible reporting systems, the size and scope of our audience panels, and our strategic relationships have established us as a leader in the market for global Internet audience measurement and analysis.

During the first two quarters of 2002, we instituted several actions designed to meet the challenging conditions posed by the general downturn in the internet audience measurement industry. In the following separate transactions, we:

•	acquired the AdRelevance subsidiary of Jupiter Media Metrix, Inc.;

•	acquired the international customer contracts and certain associated assets of Jupiter Media Metrix, Inc.;

•	entered into a strategic research partnership with DoubleClick Inc., in connection with which we purchased substantially all of the assets of the @plan research product line of DoubleClick; and

•
entered into a share purchase agreement with certain stockholders of NetValue, S.A. in connection with which we acquired a majority interest in NetValue and we expect to commence shortly a tender offer to acquire of all the outstanding shares of NetValue that we do not already own.

These acquisitions were intended to create a combined company with stronger market positions in multiple products used in Internet audience measurement and online advertising, greater importance as a vendor to key customers, greater technical capabilities and intellectual property assets, and broader worldwide presence and customer support.

We also have made significant organizational changes to streamline our operations, including reducing our overhead and sizing our business for current market conditions. In addition, we made changes to our management team and added several senior executives with considerable technical, managerial and sales experience in the audience measurement industry.

The Shares Offered in this Prospectus

In connection with entering into a share purchase agreement and registration rights agreement with certain stockholders of NetValue, S.A. on August 5, 2002, we agreed to file a registration statement on Form S-3 for the 266,148 shares of our common stock that we issued to such stockholders as partial consideration for the purchase of their shares of NetValue.

Where You Can Find More Information

We are incorporated in Delaware. Our principal executive offices are located at 890 Hillview Court, Milpitas, California 93025. Our telephone number is (408) 941-2900. Our website can be found at http://www.netratings.com, but the information on our website does not constitute a part of this prospectus.

RISK FACTORS THAT MAY AFFECT OUR PERFORMANCE

An investment in our company involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this report, before you make an investment decision with respect to our company. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we deem immaterial may also impair our business operations. Any of the following risks could materially adversely affect our business, operating results and financial condition, the trading price of our common stock could decline, and could cause you to lose all or part of your investment.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND WE MAY BE UNABLE TO ACHIEVE PROFITABILITY

We have experienced operating losses in each quarter since our inception. We incurred net losses of $17.6 million for the year ended December 31, 2001, and $21.1 million for the six-month period ended June 30, 2002, and as of June 30, 2002, our accumulated deficit was $76.6 million. We intend to continue to make significant expenditures related to panel maintenance and operations, restructuring and further development of our technology and infrastructure. As a result, we will need to generate significant revenue to achieve and maintain profitability. We may not be able to achieve significant revenue growth in the future. Our operating results for future periods are subject to numerous uncertainties and we may not achieve sufficient revenue to become profitable.

WE HAVE A LIMITED OPERATING HISTORY IN THE EVOLVING MARKET FOR INTERNET AUDIENCE MEASUREMENT

We were incorporated in July 1997 and did not start generating revenue until the quarter ended June 30, 1998. We introduced our Nielsen//NetRatings Internet Audience Measurement service in the quarter ended June 30, 1999. Accordingly, we are still in the early stages of development and have only a limited operating history upon which to evaluate our business. One should evaluate our likelihood of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with an early-stage business in an evolving market, many of which may be beyond our control, including:

•	the risk that a competing company’s Internet audience measurement service will become the accepted standard for Internet audience measurement;

•	the extent of growth, if any, in the Internet audience measurement market;

•	our potential inability to successfully manage any significant growth we may achieve in the future;

•	our potential inability to develop our brand; and

•
the risks associated with our international operations, including the necessary investments in our international joint ventures and the costs associated with winding down operations in a number of international markets.

OUR QUARTERLY REVENUES MAY SIGNIFICANTLY FLUCTUATE AND BECAUSE OUR EXPENSE LEVELS ARE BASED IN LARGE PART ON OUR ESTIMATES OF FUTURE REVENUES, AN UNEXPECTED SHORTFALL IN REVENUE WOULD SIGNIFICANTLY HARM OUR OPERATING RESULTS AND LEAD TO REDUCED PRICES FOR OUR STOCK

Due to our limited operating history and the evolving nature of the market in which we compete, our future revenue is difficult to forecast. Further, our expense levels are based largely on our investment plans and estimates of future revenue. We may be unable to adjust our spending to compensate for an unexpected shortfall in revenue. Accordingly, any significant shortfall in revenue relative to our planned expenditures in a particular quarter would harm our results of operations and could cause our stock price to fall sharply, particularly following quarters in which our operating results fail to meet expectations.

Factors that may cause fluctuations in our revenues or operating results on a quarterly basis include the following, some of which are beyond our control:

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	the amount and timing of costs related to changes in the size or composition of our at-home and at-work panels, particularly as a result of turnover among panel members;

•	the impact on our renewal rates caused by the failure of any of our current customers, our customers budgetary constraints, or a perceived lack of need for our services;

•
changes in demand for our products and services due to the announcement or introduction of new products and services or the cancellation of existing products and services by us or our competitors or a continued slowdown in online advertising spending;

•	changes in the pricing of our products and services in light of the services and pricing offered by our competitors;

•	the impact of possible acquisitions or equity investments both on our operations and on our reported operating results due to associated accounting charges; and

•	technical difficulties or service interruptions that significantly harm our ability to deliver our products and services on schedule.

THE CURRENT ECONOMIC DOWNTURN HAS ADVERSELY AFFECTED OUR BUSINESS

General economic conditions, and conditions in the Internet sector in particular, have caused some of our customers to cease operations and others to reduce their spending on the products and services that we supply or to cancel their contracts. In addition, the AdRelevance business derives, and expects to continue to derive for the foreseeable future, a large portion of its revenue from the automated retrieval and delivery of online advertising data. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has been characterized in recent quarters by increasing softness of demand, lower prices for advertisements, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers and the reduction of marketing and advertising budgets, especially by Internet-related companies. As a result of these reductions, advertising spending across traditional media, as well as the Internet, has decreased.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING AND ELECTRONIC COMMERCE IS UNCERTAIN, AND IF THESE MARKETS FAIL TO DEVELOP OR DEVELOP MORE SLOWLY THAN WE EXPECT, OUR BUSINESS WILL SUFFER

Our future success will depend in part on an increase in the use of the Internet as an advertising medium, the proliferation of e-commerce and the use of the Internet as part of multi-channel marketing strategies. These markets and marketing techniques are new and rapidly evolving, and the long term effectiveness of Internet advertising is uncertain. More recently, in the face of a slowing economy overall, there has been increased uncertainty about the demand and market acceptance for Internet advertising and e-commerce.

The adoption of Internet advertising, particularly by entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business. These companies may find Internet advertising to be less effective than traditional advertising for promoting their products and services. They may also be unwilling to pay premium rates for advertising that is targeted at specific types of users based on demographic profiles or recent Internet behavior. The Internet advertising and e-commerce markets may also be adversely affected by privacy issues surrounding the targeting of this type of advertising or the use of personal information. Providers of goods and services online continue to work toward the establishment of commerce models that are cost effective and unique, and effectively deal with issues such as channel conflict and infrastructure costs. Growth in the use of the Internet for e-commerce may not continue, or the Internet may not be adopted as a medium of commerce by a broad base of customers. In addition, many current and potential publishers of content and commerce merchants on the Internet have little or no experience in generating revenue from the sale of advertising space on their Internet sites or from conducting on-line commerce transactions. Because of the foregoing factors, among others, the market for Internet advertising and e-commerce may not continue to emerge or become sustainable. If these markets fail to develop or develop more slowly than we expect, our business will suffer.

WE HAVE LIMITED ABILITY TO FORECAST THE RATE AT WHICH SUBSCRIPTIONS FOR OUR SERVICES MAY BE RENEWED, AND WE MAY NOT ACHIEVE SUFFICIENTLY-HIGH RENEWAL RATES TO BECOME PROFITABLE

We derive substantially all of our revenue from annual subscriptions for our services. As our business becomes more established, we expect subscription renewals and sales of additional products and services to existing customers to account for an increasing proportion of our revenue. Any unexpectedly low renewal rates or a reduction in the number of products and services that we are able to sell to existing customers would harm our operating results and could prevent us from becoming profitable. To date, renewals have been an essential element of our revenue growth. We can not assure you that we will be able to achieve or sustain high renewal rates, particularly during an economic downturn. Additionally, because most Internet-related businesses are still in the early stages of development, consolidations in our customer base or the failure of a significant number of our customers’ businesses could cause a decline in renewal rates for our products and services.

THE MARKET FOR INTERNET AUDIENCE MEASUREMENT AND ANALYSIS IS HIGHLY COMPETITIVE, AND IF WE CANNOT COMPETE EFFECTIVELY, OUR REVENUES WILL DECLINE

The market for Internet audience measurement and analysis is new, rapidly evolving and becoming increasingly competitive. We compete with a number of companies in the market for Internet audience measurement services and analytical services and we expect competition in this market to intensify in the future.

We believe that the principal competitive factors in our market are:

•	the development of independent, reliable measurement panels based on a proven high-quality sampling methodology that are representative of the entire target audience;

•	the timeliness of reported results;

•	the breadth and depth of measurement services offered and their flexibility and ease of use;

•	the ability to provide quality analytical services derived from Internet audience measurement information;

•	the ability to offer products and services in a comprehensive set of international markets; and

•	pricing.

Some of our competitors may be able to:

•	devote greater resources to marketing and promotional campaigns;

•	adopt more aggressive pricing policies; or

•	devote more resources to technology and systems development.

In light of these factors, we may be unable to compete successfully in our market.

ANY ACQUISITIONS OR EQUITY INVESTMENTS THAT WE UNDERTAKE COULD BE DIFFICULT TO CLOSE AND INTEGRATE, MAY DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE OR HARM OUR OPERATING RESULTS

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. Negotiating such acquisitions can be difficult, time consuming, and expensive and our ability to close such transactions may often be subject to approvals, such as governmental regulation, which are beyond our control. Consequently, we can make no assurances that such acquisitions, once undertaken and announced, will close. Further, the process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume much of our management’s time and attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. Companies in which we invest may not be successful in executing their business strategies and we may be required to write-off all or part of our investment. We may be unable to identify, negotiate or finance future acquisitions or investments successfully, or to integrate successfully any acquisitions with our current business. Future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business.

WE MAY BE UNABLE TO OBTAIN COMPLETE OWNERSHIP OF OUR RECENTLY-ACQUIRED MAJORITY-OWNED SUBSIDIARY, NETVALUE, S.A., WHICH COULD HAMPER OUR ABILITY TO MANAGE THE NETVALUE BUSINESS AND MATERIALLY ADVERSELY AFFECT OUR OWN BUSINESS AND FINANCIAL POSITION

On August 9, 2002, we acquired a 52% controlling interest in NetValue, S.A., a publicly traded French company listed on the Nouveau Marché of Euronext Paris S.A. We intend to commence shortly a tender offer to acquire all of the outstanding shares of NetValue that we do not already own. In France, a simple majority ownership position is not, however, sufficient to ensure the complete acquisition of a company, as may occur in the United States through the use of a merger structure. French law provides a mechanism for obtaining complete control of a company but only if we acquire 95% or greater of NetValue’s outstanding stock. Should we not be able to reach the 95% ownership threshold in NetValue, or if the complete acquisition of NetValue were delayed, we would continue to have special duties with respect to the minority stockholders of NetValue and, in conjunction with French regulations, our ability to make decisions regarding the NetValue business may be restricted. This could result in NetValue continuing as a separate entity and competing with us in France and other countries in Europe, as well as us potentially having to fund continuing losses by NetValue and thus preventing or delaying the realization of some of the anticipated synergies of the acquisition.

Even if we acquire over 95% of the outstanding stock of NetValue, we will still face challenges inherent in any acquisition, such as the integration of products and personnel and offices across Europe. Thus, should we be unable to own 95% or more of NetValue or should we reach 95% or greater ownership of NetValue but be unsuccessful in effectively integrating NetValue’s operations with our own, our international business as well as our general financial position may be materially adversely affected.

WE ARE DEPENDENT ON NIELSEN MEDIA RESEARCH FOR THE DEVELOPMENT AND MAINTENANCE OF PANELS OF INTERNET USERS IN THE UNITED STATES AND ON ACNIELSEN AND OUR OTHER JOINT VENTURE PARTNERS FOR THE DEVELOPMENT AND MAINTENANCE OF SUCH PANELS IN INTERNATIONAL MARKETS

Our audience measurement data is collected from randomly-selected groups of Internet users that are generally referred to as audience measurement panels. Our at-home Internet audience measurement panel in the United States has been developed and is maintained by Nielsen Media Research as part of our strategic relationship with that company. Similarly, our Internet audience measurement panels and other sampling methodologies that we employ in geographic locations outside of the United States, Canada, France and Japan have been developed and maintained by eRatings using ACNielsen’s proprietary sampling methodology and employees made available to eRatings by ACNielsen. As part of the acquisition of eRatings by NetRatings, ACNielsen granted NetRatings a license to use ACNielsen’s sampling methodology and the “Nielsen” name outside North America in the Internet audience measurement business, and has entered into a service agreement to provide eRatings, for a period of five years following the acquisition with the services of certain dedicated marketing and panel management personnel who are employed by ACNielsen, as well as certain back office services which were provided to eRatings by ACNielsen prior to the acquisition. Accordingly, for a significant period of time, we expect that our business will be substantially dependent upon these arrangements for the continued maintenance of our international Internet audience measurement panels and for other international business operations. Any failure on the part of Nielsen Media Research, ACNielsen, or our other joint venture partners to devote adequate resources to the development or maintenance of such panels or other sampling methodologies, or to maintain the overall quality of these methodologies, will harm our business. In addition, Nielsen Media Research may terminate its obligations with respect to Internet audience measurement panels in the event it no longer holds at least 5% of our outstanding stock on a fully-diluted basis.

VNU N.V., THROUGH ITS WHOLLY-OWNED SUBSIDIARIES NIELSEN MEDIA RESEARCH AND ACNIELSEN, CONTROLS A MAJORITY OF OUR OUTSTANDING STOCK AND ITS REPRESENTATIVES CONSTITUTE A MAJORITY OF OUR BOARD OF DIRECTORS

VNU, N.V., through its wholly-owned subsidiaries Nielsen Media Research and ACNielsen, has a majority stock ownership position in NetRatings, which enables it to control the direction and policies of NetRatings, including the election of our board of directors, amendment of our certificate of incorporation, and decisions regarding mergers, acquisitions, consolidations, and the sale of all or substantially all of our assets. This control may have the effect of discouraging certain types of transactions involving a change of control, including transactions in which the other holders of our common stock might otherwise receive a premium for their shares over the then-current market price.

During any time that VNU is a majority stockholder, it will be required to consolidate our operating results with its own for financial reporting purposes. Our business strategy will require us to continue to incur significant losses as we attempt to establish our brand by increasing our marketing efforts and establishing strategic relationships. Incurring large expenses for these purposes may conflict with the interests of VNU in maximizing its net earnings, and VNU may therefore attempt to influence our expenditures in order to limit our losses in the short term to the detriment of our long-term strategies.

In addition, VNU can control or influence the terms of our important commercial transactions, including our strategic relationships with Nielsen Media Research and ACNielsen. VNU’s representatives on our board are expected to recuse themselves from deliberations in which they have a conflict of interest. However, these directors may take actions that favor VNU’s interests over the interests of other stockholders, as a result, for instance, of conflicts of interest that are not apparent at the time of such actions. It is also possible that future actions taken by Nielsen Media Research or ACNielsen may adversely affect our other stockholders. For example, Nielsen Media Research could take actions which would increase the amount paid to it for maintenance of audience measurement panels, decrease the sales goals that it must achieve in order to prevent us from selling advertising expenditure measurement data from third parties, or take other action detrimental to our other stockholders.

OUR BRAND IS DEPENDENT ON THE REPUTATIONS OF THIRD PARTIES OVER WHICH WE HAVE NO CONTROL

The strength of the Nielsen//NetRatings brand is also closely dependent on the reputations of Nielsen Media Research, ACNielsen, and our other joint venture partners and the strength of their brands. Therefore, any negative publicity generated by Nielsen Media Research, ACNielsen, or our other joint ventures whether or not directly related to any Nielsen//NetRatings branded products or services, as well as any erosion of the strength of any of their brands, will adversely affect our own brand identity.

COSTS TO DEVELOP AND MAINTAIN ACCURATE INTERNET AUDIENCE MEASUREMENT PANELS ARE SIGNIFICANT AND MAY INCREASE

To date, the expense of recruiting, maintaining, and operating our audience measurement panels has made up substantially all of the cost of revenue reported on our financial statements and, therefore, any increase in this expense will likely result in a corresponding decrease in our gross margin. We believe that the quality, size and scope of our panels is critical to the success of our business. The costs associated with maintaining the quality, size and scope are dependent on many factors some of which are beyond our control, including the cooperation rate of potential panel members and turnover among existing panel members, and accordingly we cannot control these costs to match increases or decreases in revenue. To the extent that such additional expenses are not accompanied by increased revenue, our results of operations will be harmed. We have limited experience in developing Internet audience measurement panels, and we could experience lower cooperation rates or higher turnover rates in the future.

WE MAY NOT BE ABLE TO RECRUIT OR RETAIN QUALIFIED PERSONNEL

Our future success depends in large part on our ability to attract, retain and motivate highly skilled employees. We may have difficulties in retaining employees because many of our employees hold options to purchase our stock at prices significantly above the current market price for our stock. Although we provide compensation packages that include competitive salaries, stock options, bonus incentives, and other employee benefits, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future, which would harm our business.

OUR INTERNATIONAL OPERATIONS POSE UNIQUE RISKS THAT MAY DIVERT OUR MANAGEMENT’S ATTENTION AND RESOURCES

Through our acquisition of eRatings, selected international assets of Jupiter Media Metrix, and majority control of NetValue, we have acquired control of audience measurement data operations in countries that we have previously served only through our minority interest in eRatings. Our international markets will require significant management attention and resources. In addition, there can be no assurance of the continued growth of Internet usage in international markets. The international markets for audience measurement services have historically been localized and difficult to penetrate.

The success of the our international operations will depend on our ability to:

•	effectively select the appropriate countries to serve;

•	recruit and maintain at-home and at-work panels that are representative of a geographic area;

•	control costs and effectively manage foreign operations;

•	manage third-party vendors who will likely perform panel operations; and

•	effectively develop, market and sell new products and services in new, unfamiliar markets.

Meeting these challenges may be difficult given the circumstances we face at the present time. The operations of eRatings that we have acquired are not supported by an existing independent eRatings infrastructure. Historically, most of the back office services and employees and facilities required by eRatings have been made available to it by ACNielsen under various intercompany service agreements and arrangements. Although ACNielsen no longer owns a direct equity interest in eRatings, ACNielsen has agreed to grant NetRatings a license to use ACNielsen’s proprietary audience sampling methodology and the “Nielsen”

trademark outside of North America in the Internet audience measurement business, and has entered into a services agreement to provide eRatings, for a period of five years beginning in May 2002, with the services of certain dedicated marketing and panel management personnel who are employed by ACNielsen, as well as certain back office services currently provided to eRatings by ACNielsen. Accordingly, for a significant period of time we expect that the eRatings business will be substantially dependent upon these arrangements with ACNielsen for its infrastructure, for the continued maintenance of its Internet audience measurement panels and otherwise for the operation of its business. We intend to build our own independent international infrastructure over the next five years; however, there can be no assurance that we will be successful in doing so. Although ACNielsen may agree to extend the five-year term of the arrangements, there can be no assurance that it would choose to do so. Finally, we will be required to address these challenges while at the same time integrating the operations of NetRatings and eRatings, both overseas and in the United States, and shutting down certain operations of eRatings.

Even if we are successful in managing our international operations, we will be subject to a number of risks inherent in engaging in international operations, including:

•	changes in regulatory requirements;

•	deficiencies in the telecommunications infrastructure in some countries;

•	reduced protection for intellectual property rights in some countries;

•	more rigorous levels of privacy protection in some countries;

•	potentially adverse tax consequences;

•	economic and political instability; and

•	fluctuations in currency exchange rates.

WE MAY NOT BE SUCCESSFUL IN THE DEVELOPMENT OR INTRODUCTION OF NEW PRODUCTS AND SERVICES TO KEEP UP WITH THE PROLIFERATION OF ALTERNATIVE INTERNET ACCESS DEVICES AND TECHNOLOGIES RELATED TO THE EXPECTED CONVERGENCE OF THE INTERNET AND TELEVISION

We believe that an increasing proportion of Internet use will involve alternative Internet access devices such as Web-enabled phones, television set-top boxes and Internet enabled gaming consoles and that there will eventually be a convergence of Internet content and television programming. Accordingly, in order to continue to provide information about audience behavior throughout all major segments of the Internet, we will be required to develop new products and services that address these evolving technologies. We may be unsuccessful in identifying new product and service opportunities or in developing or marketing new products and services in a timely or cost-effective manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. Finally, we may not be successful in adapting our data collection software to evolving types of Internet access devices or content. If we are unable to provide audience measurement information regarding any significant segments of Internet use, demand for our product and service offerings may suffer.

BECAUSE THE INTERNET AUDIENCE MEASUREMENT INDUSTRY IS IN ITS INFANCY, THE PRICING AND ACCEPTANCE OF OUR PRODUCTS AND SERVICES IS UNCERTAIN

We may be forced for competitive or technical reasons to reduce prices for some of our products or services or to offer them free of charge. Such circumstances would reduce our revenue and could harm our business. Additionally, our market is still evolving, and we have little basis to assess demand for different types of products or services or to evaluate whether our products and services will be accepted by the market. If our products and services do not gain broad market acceptance, our business may fail.

A SALE BY VNU OF ITS STAKE IN NETRATINGS COULD ADVERSELY AFFECT OUR STOCK PRICE

There are no contractual restrictions on the ability of VNU, through its Nielsen Media Research or ACNielsen subsidiaries, to sell shares of our common stock, although sales in the public market will be subject to the volume limitations of SEC Rule 144. Pursuant to these volume limitations, a controlling stockholder may sell shares under Rule 144 only if the shares to be sold, together with the shares sold during the past three months, do not exceed the greater of 1% of the issuer’s outstanding shares or the average weekly trading volume of the issuer’s shares during the preceding four calendar weeks. Nielsen Media Research, ACNielsen and several of our other stockholders have the right, under certain circumstances, to require us to register their stock for sale to the public, with the exception of the shares issued to ACNielsen in the acquisition of eRatings. Should VNU decide to sell its stake in NetRatings, it could adversely affect our stock price. Additionally, VNU will have the ability to transfer control of NetRatings, possibly at a premium over the then- current market price. Because VNU will have the ability to effect such a transfer of control unilaterally, other stockholders could be denied an opportunity to participate in the transaction and receive a premium for their shares.

THE AUDIENCE MEASUREMENT SERVICES OFFERED BY NIELSEN MEDIA RESEARCH OR ACNIELSEN MAY EVENTUALLY HAVE FEATURES THAT OVERLAP WITH FEATURES OF OUR INTERNET AUDIENCE MEASUREMENT SERVICES AS A RESULT OF CONVERGENCE OF TELEVISION AND THE INTERNET

Nielsen Media Research’s principal business consists of providing television audience measurement services based on audience panels that it develops independent of its strategic relationship with us. ACNielsen also derives a substantial portion of its revenue from television audience measurement services outside of the United States. If television and the Internet converge in the future as expected, any Internet audience information that is reported by television audience measurement services through these VNU subsidiaries may overlap with the audience information that is reported by the Nielsen//NetRatings Internet audience measurement services. In the event of such overlap, VNU’s services could begin competing with our services for the same research budgets among customers in the marketplace, and its offering of such services could conflict with its obligation to develop and maintain our Internet audience panels.

OUR BUSINESS MAY BE HARMED IF WE SUPPLY INACCURATE INFORMATION TO OUR CUSTOMERS

If we furnish inaccurate information to our customers, our brand may be harmed. The information in our databases, like that in any database, may contain inaccuracies that our customers may not accept. Any dissatisfaction by our customers with our measurement methodologies or databases could have an adverse effect on our ability to attract new customers and retain existing customers and could ultimately harm our brand. Our customer contracts generally provide that each customer must indemnify us for any damages arising from the use of data, reports or analyses by the customer or the performance of any consulting, analytic or other services by us. However, we cannot be certain that our contract provisions provide sufficient protection. Any liability that we incur or any harm to our brand that we suffer because of irregularities or inaccuracies in the data we supply to our customers could harm our business. To date, we have not been notified of any liability claims or customer dissatisfaction relating to such problems with our data.

SYSTEM FAILURES OR DELAYS MAY HARM OUR BUSINESS, AND OUR FACILITIES AND INTERNAL COMPUTER OPERATIONS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED LOSSES

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or our data gathering procedures could impede the processing of data, customer orders and day-to-day management of our business and could result in the corruption or loss of data.

Our internal computer operations are located in leased facilities in San Jose, California, in an area that is susceptible to earthquakes. We do not have a backup facility to provide redundant network capacity in the event of a system failure. Accordingly, if this location experienced a system failure, our online services would become unavailable to our customers until we were able to bring an alternative facility online, a process which could take several weeks. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. For example, during 2001 we experienced a significant period of downtime in the provision of our services due to the inadvertent actions of an employee, which we could not immediately correct because we lacked a back-up system.

We intend to develop back-up systems outside of San Jose; however, as we replicate our systems at other locations, we will face a number of technical challenges, particularly with respect to database replications, which we may not be able to address successfully. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

During 2001, the western United States (and California in particular) experienced repeated episodes of diminished electrical power supply. As a result of these episodes, certain of our operations or facilities were subject to “rolling blackouts” or other unscheduled interruptions of electrical power. The prospect of such unscheduled interruptions may continue for the foreseeable future and we are unable to predict either their occurrence, duration or cessation. In addition, due to these power supply shortages, we may be subject to significantly greater power costs which may adversely affect our financial results.

A DELAY OR DISCONTINUATION OF OUR SERVER HOSTING SERVICE COULD HARM OUR BUSINESS

The servers on which we collect panel members’ data are maintained by AboveNet at its facilities located in San Jose, California. We continually monitor our current utilization rate and the extent of our system capacity needs. We believe we are currently operating at utilization levels that do not require additional capacity. Accordingly, our ability to collect Internet audience data in real time is dependent upon the efficient and uninterrupted operation of AboveNet’s computer and communications hardware and software systems. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at AboveNet’s facility could result in interruptions in the flow of data to our servers. In addition, any failure by AboveNet to provide our required data communications capacity could result in interruptions in our service. In the past, we have experienced occasional minor interruptions in service from AboveNet, although we have never experienced a significant interruption in service due to failures at AboveNet. In the event of a delay in the delivery of data from AboveNet, or if AboveNet should discontinue its services to us, we would be required to transfer our data collection operations to an alternative provider of server hosting services. Such a transfer could result in significant delays in our ability to deliver our products and services to our customers, which could damage our reputation and harm our business. In recent quarters we have noticed a softening in the marketplace for “co-location” services such as those offered by AboveNet and its competitors and a corresponding decrease in the financial stability of many companies offering such services. If this trend continues, we could face potential interruptions or cancellation of our services and could have difficulties in establishing similar services with alternative providers.

WE ARE SUBJECT TO PENDING LEGAL PROCEEDINGS

We are currently subject to a securities class action complaint relating to our initial public offering. The plaintiffs allege that our prospectus was materially false and misleading because it failed to disclose that the underwriters required several investors who sought large allocations of stock in the offering to pay excessive underwriters’ compensation in the form of increased brokerage commissions on other trades and required investors to agree to buy shares of our stock after the offering was completed at predetermined prices as a precondition to obtaining allocations in the offering. The plaintiffs further allege that because of these purchases, our stock price after its initial public offering was artificially inflated. Similar complaints have been filed against a number of other issuers that had initial public offerings in 1999 and 2000. An adverse outcome could materially affect our results of operations and financial position.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

We regard our intellectual property as critical to our success. We rely on patent, trademark, copyright and trade secret laws to protect our proprietary rights. Notwithstanding these laws, we may be unsuccessful in protecting our intellectual property rights or in obtaining patents or registered trademarks for which we apply. We have applied for a U.S. and foreign patents with respect to our BannerTrack advertising tracking technology and have recently acquired several patents and related patent applications from Jupiter Media Metrix related to our core products. We have also applied to register the NetRatings, NetRatings Insight, NetRatings Online Observer, BannerTrack and CommerceTrack trademarks in the United States and have purchased additional trademarks through our acquisitions of the AdRelevance and @Plan assets and have received notice of registration for NetRatings and NetRatings Online Observer. We have undertaken only limited actions to protect our trademarks, servicemarks or tradenames outside of the United States and we have not registered any of our copyrights. Our patent applications or trademark registrations may not be approved or, even if approved, could be challenged by others or invalidated through administrative process or litigation. If our patent applications or trademark registrations are not approved because third parties own rights to the technology we are trying to patent or the trademarks we are trying to register, our use of such technology or trademark would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT WOULD BE COSTLY TO RESOLVE OR MAY REQUIRE US TO MAKE CHANGES TO OUR TECHNOLOGY OR BUSINESS

Third parties may, from time to time, assert claims that we have infringed upon their proprietary rights or claims that our own trademarks, patents or other intellectual property rights are invalid. Such claims could adversely affect our reputation and the value of our own proprietary rights. From time to time we have been, and we expect to continue to be, subject to such claims in the ordinary course of our business, including claims of alleged infringement of patents, trademarks and other intellectual property rights of third parties. Protection of proprietary rights in Internet-related industries is inherently uncertain due to the rapidly evolving technological environment. As such, there may be numerous patent applications pending, many of which are confidential when filed, that provide for technologies similar to ours.

Any claims of infringement and any resulting litigation, should they occur, could subject us to significant liability for damages, restrict us from using our technology or from operating our business generally, or require us to make changes to our technology. Any claims of this type, with or without merit, could be time-consuming to defend, result in costly litigation, and divert management attention and resources. In addition, such claims could result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into royalty, licensing or other similar arrangements with the third parties asserting these claims. Such agreements, if required, may be unavailable on terms acceptable to us, or at all. If we are unable to enter into these types of agreements, we may be required to either cease offering the subject product or change our technology underlying the applicable product. If a successful claim of infringement is brought against us and we fail to develop non-infringing technology or to license the infringed or similar technology on a timely basis, it could materially adversely affect our business, financial condition and results of operations.

ANY MISAPPROPRIATION OF PERSONAL INFORMATION ABOUT OUR PANELISTS THAT IS STORED ON OUR COMPUTERS COULD HARM OUR REPUTATION OR EXPOSE US TO CLAIMS ARISING FROM DAMAGES SUFFERED BY THOSE PANELISTS

Personal information regarding our panelists is included in the data that our software captures from a panelist’s Internet use. Our panel data are released only in an aggregated format or in a form that is not identifiable on an individual basis. However, if a person were to penetrate our network security or otherwise misappropriate sensitive data about our panel members, our reputation could be harmed or we could be subject to claims or litigation arising from damages suffered by panel members as a result of such misappropriation.

LEGISLATIVE ACTIONS, HIGHER INSURANCE COSTS AND POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS ARE LIKELY TO CAUSE OUR GENERAL AND ADMINISTRATIVE EXPENSES TO INCREASE AND IMPACT OUR FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS

In order to comply with the newly adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, and proposed accounting changes by the Securities and Exchange Commission, we may be required to increase our internal controls, hire additional personnel and additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers are also likely to increase premiums as a result of the high claims rates incurred over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, are likely to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

GOVERNMENTAL REGULATION OF THE INTERNET MIGHT HARM OUR BUSINESS

The applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. In addition, governmental authorities in various countries may seek to further regulate the Internet with respect to issues such as user privacy, pornography, acceptable content, advertising,  e-commerce, taxation, and the pricing, characteristics and quality of products and services. Finally, the global nature of the Internet could subject us to the laws of a foreign jurisdiction in an unpredictable manner. Any new legislation regulating the Internet could inhibit the growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which might harm our business.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions include:

•
Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

•	the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover; and

•
provisions in our bylaws eliminating stockholders’ rights to call a special meeting of stockholders and requiring advance notice of any stockholder nominations of director candidates or any stockholder proposal to be presented at an annual meeting, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti takeover provisions contained in our certificate of incorporation and bylaws.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http:\\www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

(1) The description of our common stock contained in our Registration Statement on Form S-1 filed on September 24, 1999 and incorporated by reference into our Registration Statement on Form 8-A filed on November 11, 1999;

(2) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on April 1, 2002;

(3) Our Definitive Proxy Statement on Schedule 14A for our 2002 annual meeting of stockholders, filed on April 29, 2002;

(4) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 14, 2002; and

(5) Our Current Reports on Form 8-K filed on September 11, October 7 and October 21, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Stockholder Services
NetRatings, Inc.
890 Hillview Court
Milpitas, California 95035
(408) 941-2900

FORWARD-LOOKING INFORMATION

This prospectus and the documents that we are incorporating by reference contain forward-looking statements. We base these statements on our current expectations, estimates and projections about our industry. Either the beliefs of our management, or the assumptions that they make, form the basis for those expectations, estimates and projections. The safe harbor created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 generally protects NetRatings from liability for these statements. You can often recognize such forward-looking statements by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions.

These forward-looking statements do not guarantee future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The “Risk Factor” section starting on page two of this prospectus sets forth some of such risks and uncertainties. The documents that we have incorporated by reference in this prospectus may also set forth risks and uncertainties. These risks and uncertainties could cause actual results to differ materially and adversely from those that we have discussed in the forward-looking statements. We do not undertake an obligation to publicly update any of these forward-looking statements to reflect new information or future events.

USE OF PROCEEDS

On August 5, 2002 we entered into a share purchase agreement with certain stockholders of NetValue, S.A., a publicly-traded French company, under which we issued to those holders an aggregate of 266,148 shares of our common stock and paid them approximately $7.7 million in cash in exchange for all of the shares held by them in NetValue, S.A We will not receive any proceeds in the event that the selling stockholder elects to sell part or all of the shares of our common stock issued to it using this prospectus.

DILUTION

None of the shares offered hereby are being sold by NetRatings. Therefore, there will be no dilution in the net tangible book value per share as a result of the sale of the shares offered hereby.

SELLING STOCKHOLDERS

We issued 266,148 shares of our common stock to certain stockholders of NetValue, S.A. in connection with a share purchase agreement and registration rights agreement entered into on August 5, 2002 and filed as exhibits to our quarterly report on Form 10-Q for the quarter ended June 30, 2002 and filed with the SEC on August 14, 2002.

The following table lists each of the selling stockholders, the shares of NetRatings beneficially owned by each selling stockholder prior to August 5, 2002, the number of NetRatings shares that were issued to each selling stockholder on August 5, 2002 and the percentage of NetRatings outstanding common stock as of September 4, 2002 that each selling stockholder beneficially owns:

Name	Shares Held Prior to August 5, 2002	Shares to Be Sold Using This Prospectus and Issued on August 5, 2002	Percentage Beneficially Owned of NetRatings Common Stock
Telematik Venture Beteiligungsgesellschaft MBH	—	57,853	*
Mr. Bernard Ochs	—	57,108	*
FCP Matignon Investissement	—	52,830	*
Innovacom 3	—	24,799	*
EG Investments Ltd.	—	16,722	*
Champagne Capital	—	15,888	*
Comir	—	8,664	*
France Innovation No.1 Funds	—	8,557	*
France Innovation No. 2 Funds	—	8,557	*
Placement Continuite Funds	—	7,672	*
ABN Amro Developpment	—	3,647	*
Placement Actions Developmment 1 Funds	—	3,578	*
Finepar	—	254	*
AB Amro Capital Investissement France	—	19	*
Total	—	266,148	*

*	Less than 1%.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders We will not receive any of the proceeds of the sale of the common stock registered under this prospectus. The common stock may be sold from time to time to purchasers either:

•	directly by the selling stockholders or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concession or commissions from the selling stockholders to the purchaser of the common stock.

The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents. The selling stockholders and any broker-dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations thereunder. As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market in accordance with the rules of Nasdaq;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	by pledge or by grant of security interest in the shares to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	through the distribution of the shares by the selling stockholders to their stockholders;

•	a block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	a combination of any of the above transactions.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

Our common stock trades on the Nasdaq National market under the symbol “NTRT.” No assurance can be given as to the development of liquidity or any trading market for the common stock.

We have agreed to pay the expenses incidental to the registration of the common stock under this registration statement. Expenses incurred by the selling stockholders in connection with the offering and sale of the common stock to the public, including commissions, fees and discounts of underwriters, broker-dealers and agents, will be borne by the individual selling stockholders.

We have agreed to use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date when the selling stockholder have resold all of the shares of their registered common stock pursuant to an effective registration statement or (2) the date on which all shares of our common stock held by the selling stockholders may be sold under Rule 144(k).

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe the specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP has issued an opinion about the legality of the shares for us.

EXPERTS

The financial statements of NetRatings, Inc appearing in NetRatings’ Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus. If any person does provide information that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

NETRATINGS, INC.

266,148 Shares of

Common Stock

PROSPECTUS

Dated October 29, 2002